INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin  53212

VIA EDGAR

Morgan, Lewis & Bockius LLP
600 Anton Boulevard, Suite 1800
Costa Mesa, CA 92626

September 14, 2015

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust (the “Registrant”)
Registration Statement on Form N-14 (File No. 333-206245)

Ladies and Gentlemen:

This letter summarizes the comments provided to me as a representative of the Registrant by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on August 25, 2015, on the Registrant’s registration statement filed on Form N-14 related to the proposed reorganization of the EP China Fund and EP Latin America Fund, each a separate series of the Registrant (each a “Target Fund”), into the EP Emerging Markets Small Companies Fund, which is also a separate series of the Registrant (the “Acquiring Fund”).

Responses to all of the comments are included below and, as appropriate, are reflected in Pre-Effective Amendment No. 1 to the Fund’s Form N-14 registration statement (the “Amendment”) filed concurrently with this correspondence.

General

1.	The combined prospectus/proxy statement (the “Prospectus”) includes two fee tables – one for each Target Fund (which table includes i) the Acquiring Fund and ii) the Acquiring Fund on a pro forma basis after giving effect to the Reorganization). Please add one more fee table that that shows the fees and expenses of the Acquiring Fund on a pro forma basis assuming both Target Funds are reorganized into the Acquiring Fund, which is the “most likely outcome”. Also include a related expense example.

The Commission staff considers the omission of this combined pro forma fee table to be a material omission from the N-14 registration statement filing that precludes the registration statement from being automatically effective under Rule 488 under the Securities Act of 1933, as amended.  The Commission staff further notes that Rule 488 does not permit an N-14 registration statement to be automatically effective if the registration statement filing includes a proposal other than a proposed reorganization (such as the approval of a new sub-adviser).  Please file a pre-effective amendment to the N-14 registration statement with the requested additional fee table, as well as a delaying amendment related to the initial N-14 filing.

Response:  The Registrant has added the requested fee table and filed the Amendment as a pre-effective amendment to the registration statement.  The Registrant notes that the combined expense example was included in the initial N-14 filing.

Prospectus

2.	At the bottom of page 3, the Prospectus states “Although the EP Latin America Fund is not subject to diversification requirements under the Investment Company Act of 1940, the Fund is required to comply with diversification restrictions under the Internal Revenue Code of 1986.” Please revise this statement to clarify that each Fund is subject to the diversification restrictions under the Internal Revenue Code of 1986.

Response:  The Registrant has made the requested revision.

3.	On page 4, in the discussion of proposal 1, regarding the approval of a new sub-advisory agreement, in accordance with Item 22(c)(1)(i) of Schedule 14A, please add disclosure of the date of the existing sub-advisory agreement with respect to the Funds and the date on which such agreement was submitted to each Fund’s shareholders, including the purpose of such submission.

Response:  The Registrant has made the requested revision.

4.	On page 6, in the discussion of the Board’s considerations in approving the new sub-advisory agreement, move the statements in the paragraph under the heading “Conclusion” regarding the Board’s conclusions with respect to each factor it considered to immediately follow the discussion of the Board’s considerations with respect to such factor.

Response:  The Registrant has made the requested revisions.

5.	Discuss the provisions of Section 15(f) of the Investment Company Act of 1940, as amended, and whether the requirements under that Section are satisfied in connection with the acquisition by Champlain Investment Partners, LLC of New Sheridan Advisors, LLC.

Response:  The Registrant has added the following disclosure on page 19 of the Prospectus:

Section 15(f) of the Investment Company Act
Section 15(f) of the Investment Company Act establishes a non-exclusive safe harbor for the receipt of any amount or benefit by an investment advisor or sub-advisor to a registered investment company (a “fund”) in connection with the sale of securities of, or a sale of any other interest in, the investment advisor or sub-advisor that results in an assignment of the fund’s advisory contract, provided that the following two conditions are satisfied: a) at least 75% of the trustees of the fund’s board must not be interested persons of either the fund’s investment advisor or its predecessor advisor for three years following the transaction that results in an assignment of the fund’s advisory contract, and b) an “unfair burden” may not be imposed on the fund as a result of the transaction for a two-year period.  The acquisition of New Sheridan by Champlain and the Reorganization comply with the provisions of Section 15(f).  None of the Trustees of the Trust are interested persons of any of EPAM, New Sheridan and Champlain, and EPAM has agreed to maintain the expense cap for the EP Emerging Markets Small Companies Fund for a period of at least two years following the closing of the Reorganization.

6.	On page 7, under the heading “Comparison of Investment Objectives and Principal Strategies,” revise the discussion to simplify the comparisons and highlight the differences among the three Funds.

Response:  The Registrant has made the requested revisions.

7.	On page 9, in the last paragraph under the heading “Comparison of Principal Investment Risks,” specify that investments by the Acquiring Fund are subject to the risks related to investment in more geographical regions than either Target Fund.

Response:  The Registrant has made the requested revision.

8.	On page 12, under the heading “Comparison of Fees and Expenses,” the Prospectus states that the gross total operating expense ratios of the EP Latin America Fund are expected to decrease in the long term as a result of the reorganization. Clarify whether the gross total operating expense ratios of the EP China Fund are also expect to decrease in the long term as a result of the reorganization.

Response:  The Registrant has made the requested revision.

9.	On page 13, add the Fund and Class names as headings to the “Annual Fund Operating Expenses” table, which is separated from the “Shareholder Fees” table by a page break.

Response:  The Registrant has revised the disclosure so that the “Annual Fund Operating Expenses” and “Shareholder Fees” tables are on the same page in each case.

10.	On page 18, under the heading “Portfolio Managers,” the Prospectus states that Russell Hoss has final approval of all companies in the Funds’ portfolio. Clarify whether Mr. Hoss is therefore the lead portfolio manager for the Funds. The Commission staff made a similar comment with respect to the Trust’s amendment to its Form N-1A registration statement with respect to the Emerging Markets Fund under Rule 485(a). Please make sure the disclosures in the Prospectus and the Form N-1A prospectus for the Emerging Market Fund are consistent in this regard.

Response:  The Registrant has made the requested revision.

11.	On page 21, in the seventh factor considered by the Board of Trustees in approving the reorganization, please disclose the estimated costs of the reorganization.

Response:  The Registrant has made the requested revision.

12.	On page 25, please change the date of the capitalization table to April 30, 2015, which is the date of the pro forma financial statements included in the Statement of Additional Information.

Response:  The Registrant has made the requested revision.

Statement of Additional Information

13.	With respect to the Schedule of Investments, clarify whether all of the holdings of the Target Funds meet the compliance guidelines and/or investment restrictions of the Acquiring Fund. If not, please identify in the Schedule of Investments those holdings that do not satisfy those requirements. If all of the holdings of the Target Funds do satisfy those requirements, then please add the following statement to the Schedule of Investments: “As of ________, all of the securities held by the Target Funds would comply with the compliance guidelines and/or investment restrictions of the Acquiring Fund.”

In addition, if the Funds’ sub-advisor has identified securities to be sold to better align the Target Funds’ holdings with those of the Acquiring Fund, please provide an estimate of the costs associated with such sales (both in dollar amounts and per Fund share amounts) and describe any potential tax implications of such sales (e.g., capital gains distributions).  This disclosure should be made both in the Prospectus and in the notes to the pro forma financial statements.

Response: The holdings of the Target Funds that do not meet the compliance guidelines and/or investment restrictions of the Acquiring Fund are identified in the Schedule of Investments.  In addition, the following disclosure has been added to both the Prospectus and in the notes to the pro forma financial statements.

“The Funds’ sub-advisor has identified securities to be sold to better align the Target Funds’ holdings with those of the Acquiring Fund.  Such sales will incur transaction costs, such as commissions, and may result in higher taxes when Fund shares are held in a taxable account.  The costs associated with such sales are estimated to be $36, 681 which represents $20,283 for the EP China Fund; $7,677 for the EP Latin America Fund and $8,721 for the EP Emerging Markets Small Companies Fund.”

14.	Please add footnotes to the Schedule of Operations to describe the pro forma adjustments.

Response:  The Registrant has added the requested footnotes.

15.	In the notes to the pro forma financial statements, please add disclosure identifying the accounting survivor in the reorganization. In addition, in the Registrant’s response to the Commission staff, please provide the accounting survivor analysis as described in the North American Security Trust No-Action Letter (pub. avail. Aug. 5, 1994) (the “North American Letter”).

Response:  The Registrant has made the requested revision to the notes to the pro forma financial statements.

The North American Letter states that in determining whether a surviving fund may use the historical performance of a predecessor fund, funds should compare, among other factors, the funds’ investment advisers; investment objectives, policies and restrictions; expense structures and expense ratios; asset size; and portfolio composition. The funds should use such comparison to determine which predecessor fund the surviving fund most closely resembles. The Staff noted in the North American Letter that these factors are substantially similar to the factors the Staff considers in determining the accounting survivor of a business combination involving investment companies. We review each of these factors below, which formed the basis for the determination that (i) the Registrant is justified in using the historical performance data of the EP Emerging Markets Small Companies Fund, and (ii) the EP Emerging Markets Small Companies Fund should be the accounting survivor of the reorganization.

Investment Adviser: For each Fund Euro Pacific Asset Management, LLC (the “Advisor”) is the investment advisor and Champlain Investment Partners, LLC (the “Sub-advisor”) is the sub-advisor.

Investment Objectives, Policies and Restrictions: The combined Fund will retain the investment objective, policies and restrictions of the EP Asia Small Companies Fund except that the geographic focus of the Fund will change from Asia to emerging markets.

Each Fund’s investment objective is to seek long term capital appreciation. However, their investment policies and strategies differ in certain respects, as set forth below.

•	Under normal market conditions, the EP Emerging Markets Small Companies Fund seeks to achieve its investment objective by investing at least 80% of its net assets, which include borrowings for investment purposes, in equity securities of small capitalization companies located in the Asian countries of China, Hong Kong, India, Indonesia, Malaysia, Philippines, Singapore, South Korea, Taiwan, Thailand and Vietnam. The Fund’s sub-advisor defines small companies as those companies with market capitalizations, at the time of investment, of below $3 billion. The sub-advisor considers a company to be located in a country if at least 50% of the company’s assets are located in that country. The Fund’s sub-advisor will focus the Fund’s investments on what the sub-advisor believes are financially sound, stable but growing, and dividend paying small cap companies. The Fund’s investments in equity securities may include common stock, preferred stocks, convertible stock and warrants.

•	Under normal circumstances, the EP China Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in non-U.S. dollar denominated publicly traded stocks of companies of all capitalizations that are economically tied to China or its special administrative regions. The Fund’s sub-advisor considers a company to be “economically tied” to China or its special administrative regions if (1) the company is organized under the laws of China or any of its special administrative regions or has its principal office in China or any of its special administrative regions; (2) at the time of investment, the company derived a significant portion (i.e., 50% or more) of its total revenues during its most recently completed fiscal year from business activities in China or any of its special administrative regions; or (3) at the time of investment, the company's equity securities are traded principally on stock exchanges or over-the-counter markets in China or any of its special administrative regions. In furtherance of its principal investment strategy, the Fund may purchase shares issued by Chinese companies that are listed on the Shanghai Stock Exchange, the Shenzhen Stock Exchange, the Hong Kong Stock Exchange, or the New York Stock Exchange; shares issued by Hong Kong companies that are owned or controlled by Chinese government bodies and listed on the Hong Kong Stock Exchange; and shares of companies that conduct business in China but are listed in overseas markets. In particular, the Fund’s sub-advisor focuses the Fund’s investments in, but does not limit them to, dividend-paying Chinese companies.

•	Under normal market conditions, the EP Latin America Fund seeks to achieve its investment objective by investing at least 80% of its net assets, which include borrowings for investment purposes, in equity securities of Latin American companies. The Fund will invest in large-, mid-, and small-capitalization companies. The Fund considers Latin America to include Mexico, Central America and South America. The Fund considers a company to be a Latin American company if the company derives at least 50% of its revenues or profits from business activities in Latin America. There are no limits on the geographic allocation of the Fund’s investments within Latin America. The Fund’s sub-advisor, however, anticipates that a substantial portion of the Fund’s investments will be in companies in Brazil, Mexico, Argentina, Colombia, Peru and Chile. The Fund’s equity investments may include common stock, preferred stock, and warrants. The Fund may also invest in American depository receipts ("ADRs"), which are certificates issued by U.S. banks representing specified numbers of shares (or one share) in foreign stocks, that are traded on U.S. exchanges. The Fund is classified as "non-diversified", which means that the securities laws do not limit the percentage of its assets that it may invest in any one company (subject to certain limitations under the Internal Revenue Code of 1986, as amended).

In each case the Sub-advisor uses an active management investment approach to researching, identifying and selecting portfolio companies. The research process is driven by bottom-up fundamental analysis that aims to identify growing but stable companies trading at attractive valuations relative to anticipated growth in revenue and earnings. Prior to making an investment, the Sub-advisor considers factors including, but not limited to, financial statement analysis; quality of management; insider ownership; perceived soundness of the business strategies; ability to sustain a competitive advantage; liquidity; and valuation relative to expected growth.

The portfolio of the combined Fund will be determined by continuing the investment policies and strategies of the EP Emerging Markets Small Companies Fund (including its focus on small-cap companies), and will be more similar to the portfolio of the existing EP Emerging Markets Small Companies Fund than either of the EP China Fund and the EP Latin America Fund.

Expense Structures and Expense Ratios: Because the Funds have the same investment advisory fee and expense cap (for Class A shares) the expense structure and ratio of the combined Fund (net of fee waivers and expense reimbursements) will be the same.  Gross of fee waivers and expense reimbursements, the combined Fund will most closely resemble the expense structure and ratio of the EP Emerging Markets Small Companies Fund.

Asset Size: As of May 8, 2015, the EP Emerging Markets Small Companies Fund (which was then the EP Asia Small Companies Fund) had $29 million in assets, the EP China Fund had $35 million in assets and the EP Latin America Fund had $19 million in assets.

Portfolio Composition: As noted above, the Funds have similar, but not identical, investment policies and strategies.  The Funds’ sub-advisor anticipates that approximately 33% of the existing EP Emerging Markets Small Companies Fund’s portfolio holdings, 33% of the EP China Fund’s portfolio holdings, and 33% of the EP Latin America Fund’s portfolio holdings will be held by the combined Fund in the ordinary course of business after the Reorganization.

16.	In the notes to the pro forma financial statements, please add an “estimates” footnote. See Note 2 regarding “Accounting Policies” to the financial statements included in the Funds’ April 30, 2015, semi-annual report.

Response:  The Registrant has made the requested revision.

Part C

17.	In item 17, add an undertaking that the Registrant will file an executed tax opinion upon the closing of the reorganization.

Response:  The Registrant has added the requested undertaking.

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 714-830-0679 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ LAURIE A. DEE

Laurie A. Dee
Morgan, Lewis & Bockius LLP